UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

INTERACTIVE DATA CORPORATION
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
237596101
(CUSIP Number)

Karen King c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 233-8120	Scott A. Arenare c/o Warburg Pincus LLC 450 Lexington Avenue New York, NY 10017 (212) 878-0600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Hg Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Igloo Investors Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Silver Lake Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Silver Lake Technology Associates III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS SLTA III (GP), L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Silver Lake Group, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Warburg Pincus X Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Warburg Pincus X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Warburg Pincus X LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	237596101

1	NAMES OF REPORTING PERSONS Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,554,795

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	237596101
Item 1. Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Shares”), of Interactive Data Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 32 Crosby Drive, Bedford, Massachusetts 01730.
Item 2. Identity and Background
This Schedule 13D is filed jointly on behalf of Silver Lake Partners III, L.P. (“SLP III”), Silver Lake Technology Associates III, L.P. (“SLTA III”), SLTA III (GP), L.L.C. (“SLTA GP”), Silver Lake Group L.L.C. (“Group LLC”, and together with SLP III, SLTA III, and SLTA GP, the “Silver Lake Reporting Persons”), Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. (together with Warburg Pincus Private Equity X, L.P., “WP X”), Warburg Pincus X, L.P. (“WP X LP”), Warburg Pincus X LLC (“WP X LLC”), Warburg Pincus Partners, LLC (“WP Partners”), Warburg Pincus & Co. (“WP”), Warburg Pincus LLC (“WP LLC”), Messrs. Charles R. Kaye and Joseph P. Landy (together with WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC, the “Warburg Pincus Reporting Persons”), Igloo Investors Ltd. (“Igloo”) and Hg Investors LLC (“Parent”, and together with Igloo, the Silver Lake Reporting Persons and the Warburg Pincus Reporting Persons, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.
Parent is a Delaware limited liability company whose principal business is to engage in the transactions contemplated by the Merger Agreement (as defined in Item 4 below). Igloo is a Cayman Islands exempted company whose principal business is to serve as the sole member of Parent. As of the date hereof, 50% of the outstanding equity interests of Igloo are held by SLP III and 50% of the outstanding equity interests of Igloo are held by certain Warburg Pincus Reporting Persons. The members of Parent’s board of managers and the members of Igloo’s board of directors are Michael Bingle, Sean Delehanty, James Neary and Cary J. Davis (collectively, the “Directors”), each of whom is a United States citizen. The co-presidents of each of Parent and Igloo are Messrs. Bingle and Neary, the vice president and treasurer of each of Parent and Igloo is Mr. Davis and the vice president and secretary of each of Parent and Igloo is Mr. Delehanty. The principal offices for each of Parent and Igloo are c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, New York 10019 and c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.
Messrs. Bingle’s and Delehanty’s principal occupation or employment is as a Managing Director and Director, respectively, of Silver Lake Partners. Messrs. Neary’s and Davis’ principal occupation or employment is as a Partner of WP and a Member and Managing Director of WP LLC. The principal business office address of Messrs. Bingle and Delehanty is c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, New York 10019. The principal business office address of Messrs. Neary and Davis is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.
None of Parent or Igloo, or to the best knowledge of the Reporting Persons, the Directors, have during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	237596101
Silver Lake Reporting Persons
SLP III is a Delaware limited partnership whose principal business is investing in securities. SLTA III is a Delaware limited partnership whose principal business is serving as the general partner of SLP III and certain of its related investment vehicles. SLTA GP is a Delaware limited liability company whose principal business is serving as the general partner of SLTA III and certain of its related investment vehicles. Group LLC is a Delaware limited liability company whose principal business is serving as the sole member of SLTA GP and certain of its related investment vehicles. The principal office for each of SLP III, SLTA III, SLTA GP and Group LLC is 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.
The managing members of Group LLC are James A. Davidson, Glenn H. Hutchins and David J. Roux (collectively, the “Silver Lake Managing Members”). Each of the Silver Lake Managing Members is a United States citizen. The present principal occupation of each of the Silver Lake Managing Members is serving as a managing member of Group LLC and in a similar capacity with affiliates of such Reporting Persons. The principal office of each of James A. Davidson and David J. Roux is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Glenn H. Hutchins is located at c/o Silver Lake, 9 West 57th Street, 32nd Floor, New York, New York 10019.
None of the Silver Lake Reporting Persons or, to the best knowledge of the Silver Lake Reporting Persons, the Silver Lake Managing Members, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Silver Lake Reporting Persons and the Warburg Pincus Reporting Persons may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) of the Exchange Act. The Silver Lake Reporting Persons do not expressly affirm membership in a group with the Warburg Pincus Reporting Persons, and disclaim beneficial ownership of any Shares held by the Warburg Pincus Reporting Persons, Igloo, Parent or Stockholder (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Silver Lake Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by the Warburg Pincus Reporting Persons, Igloo, Parent or Stockholder for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose. As of the date hereof, the Silver Lake Reporting Persons, the Warburg Pincus Reporting Persons, Igloo and Parent may be deemed to have shared beneficial ownership over the 57,554,795 Shares beneficially owned by Stockholder.
Warburg Pincus Reporting Persons
WP X are Delaware limited partnerships, and the principal business of each of WP X is making private equity and related investments. WP X LP is a Delaware limited partnership whose principal business is acting as the general partner of each of WP X. WP X LLC is a Delaware limited liability company whose principal business is acting as the general partner of WP X LP. WP Partners is a New York limited liability company whose principal business is acting as the general partner to certain private equity funds and as the sole member of WP X LLC. WP is a New York general partnership whose principal business is acting as the managing member of WP Partners. WP LLC is a New York limited liability company whose principal business is managing certain private equity funds, including WP X. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. Messrs. Kaye and Landy are United States citizens. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a United States citizen.

CUSIP No.	237596101
The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto.
None of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, the partners, members and managing directors named on Schedule I, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Warburg Pincus Reporting Persons and the Silver Lake Reporting Persons may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) of the Exchange Act. The Warburg Pincus Reporting Persons do not expressly affirm membership in a group with the Silver Lake Reporting Persons, and disclaim beneficial ownership of any Shares held by the Silver Lake Reporting Persons, Igloo, Parent or Stockholder (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Warburg Pincus Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by the Silver Lake Reporting Persons, Igloo, Parent or Stockholder for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose. As of the date hereof, the Silver Lake Reporting Persons, the Warburg Pincus Reporting Persons, Igloo and Parent may be deemed to have shared beneficial ownership over the 57,554,795 Shares beneficially owned by Stockholder.
Item 3. Source and Amount of Funds or Other Consideration
On May 3, 2010, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), Parent, Pearson plc (“Pearson”) and Pearson DBC Holdings Inc., a subsidiary of Pearson (“Stockholder”), entered into a voting agreement (the “Voting Agreement”) with respect to 57,554,795 Shares beneficially owned by Stockholder pursuant to which Stockholder agreed to vote such Shares in favor of approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (as defined in Item 4 below). No Shares were purchased by the Reporting Persons pursuant to the Voting Agreement and thus no funds were used by the Reporting Persons for such purpose.
The information set forth in response to this Item 3 is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 2 and is hereby incorporated herein by reference.

CUSIP No.	237596101
Item 4. Purpose of Transaction
The information set forth or incorporated in Item 3 is hereby incorporated herein by reference.
On May 3, 2010, Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Igloo Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, the Issuer will become a wholly owned subsidiary of Parent, and each outstanding Share (other than Shares held in treasury by the Issuer or owned by Parent or Merger Sub, or shares held by dissenting stockholders who properly exercise appraisal rights under applicable law) will be converted into the right to receive $33.86 in cash, without interest. Following the effective time of the Merger, it is contemplated that the Shares will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
The consummation of the Merger is subject to various conditions, including but not limited to (i) the representations and warranties in the Merger Agreement being true and correct as of the effective time of the Merger, subject to certain exceptions, and (ii) receipt of certain regulatory approvals as set forth in the Merger Agreement.
Under the Merger Agreement, upon consummation of the Merger, the certificate of incorporation of the Issuer will be restated and the bylaws of the Issuer will be amended in their entirety, in each case until thereafter amended in accordance with such restated certificate of incorporation or amended bylaws, as applicable, and applicable law. Under the Merger Agreement, at the effective time of the Merger, (i) the Issuer is required to deliver evidence reasonably satisfactory to Parent of the resignation of all directors of the Issuer and, upon consummation of the Merger, the directors of Merger Sub immediately prior thereto will become the directors of the Issuer as the surviving corporation of the Merger and (ii) upon consummation of the Merger, the officers of the Issuer at the effective time of the Merger will be the officers of the Issuer as the surviving corporation of the Merger.
As an inducement to Parent to enter into the Merger Agreement, Pearson, Parent and Stockholder entered into the Voting Agreement. Pursuant to the Voting Agreement, Stockholder agreed, subject to certain exceptions, that at any meeting of the stockholders of the Issuer, however called, at any adjournment thereof, and in connection with any written consent of the stockholders of the Issuer, Stockholder would (i) appear at such meeting, or otherwise cause the Shares beneficially owned by it to be counted as present for calculating a quorum, and (ii) vote (or deliver a written consent in lieu thereof) all Shares beneficially owned by it which it is entitled to vote (or deliver a written consent with respect thereto) at the time of any vote or written consent (A) to adopt the Merger Agreement, and approve any actions related thereto as and when such Merger Agreement or such other actions are submitted for the consideration and vote of the stockholders of the Issuer, (B) against any Alternative Proposal (as defined in the Merger Agreement), without regard to the terms of such Alternative Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement and (C) against any other action that is intended to or could prevent, impede, or, in any material respect, interfere with, delay the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, Stockholder granted Parent a proxy to vote the Shares beneficially owned by Stockholder in the manner described in the immediately preceding sentence. Immediately after the execution of the Merger Agreement and the Voting Agreement, Stockholder executed a written consent approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

CUSIP No.	237596101
The Reporting Persons may seek to influence the management or the Board of Directors of the Issuer with respect to its business and affairs, including having the Issuer take action to facilitate consummation of the Merger. Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
The information set forth in response to this Item 4, including the foregoing summary of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, including the Merger, is qualified in its entirety by reference to the Voting Agreement and the Merger Agreement, copies of which are filed herewith as Exhibits 2 and 3, respectively, and are hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
The information set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
(a), (b)	The following disclosure assumes that there are 95,213,472 Shares outstanding, which the Issuer represented in the Agreement and Plan of Merger was the number of outstanding Shares as of April 29, 2010. The following disclosure further assumes that Stockholder beneficially owns 57,554,795 Shares, which Stockholder represented in the Voting Agreement was the number of outstanding Shares it beneficially owned as of May 3, 2010.

As a result of the Voting Agreement, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 57,554,795 Shares, representing, for the purposes of Rule 13d-3, approximately 60.4% of the outstanding Shares. The Reporting Persons, however, expressly disclaim beneficial ownership of such Shares, and this statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this statement.

Except to the extent that they may be deemed to have any such power by virtue of the Voting Agreement, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares. The Reporting Persons may be deemed in certain circumstances, as more fully described in Item 4, to have the shared power with the Stockholder to vote 57,554,795 Shares. However, the Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares that are subject to the Voting Agreement and (ii) expressly disclaim any beneficial ownership of the Shares that are covered by the Voting Agreement.

Except as set forth in this Item 5, (i) none of the Reporting Persons beneficially own any Shares, (ii) to the best knowledge of the Silver Lake Reporting Persons, none of the Silver Lake Managing Members beneficially own any Shares and (iii) to the best knowledge of the Warburg Pincus Reporting Persons, none of the persons set forth on Schedule I hereto beneficially own any Shares.

(c)	Except for the execution and delivery of the Voting Agreement and Merger Agreement, (i) none of the Reporting Persons has effected any transaction in the Shares during the past 60 days, (ii) to the best knowledge of the Silver Lake Reporting Persons, none of the Silver Lake Managing Members has effected any transaction in the Shares during the past 60 days and (iii) to the best knowledge of the Warburg Pincus Reporting Persons, none of the persons set forth on Schedule I hereto has effected any transaction in the Shares during the past 60 days.

CUSIP No.	237596101
(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the Merger Agreement and Voting Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name

1	Joint Filing Agreement, dated as of May 13, 2010, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).

2	Voting Agreement, dated as of May 3, 2010, among Hg Investors LLC, Pearson DBC Holdings Inc. and Pearson plc (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on May 5, 2010).

3	Agreement and Plan of Merger, dated as of May 3, 2010, among Hg Investors LLC, Igloo Merger Corporation and Interactive Data Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on May 5, 2010).

CUSIP No.	237596101
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 13, 2010

HG INVESTORS LLC
By:	/s/ Michael Bingle
	Name:	Michael Bingle
	Title:	Co-President

IGLOO INVESTORS LTD.
By:	/s/ Michael Bingle
	Name:	Michael Bingle
	Title:	Director and Co-President

SILVER LAKE PARTNERS III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Managing Member

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.
By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Managing Member

CUSIP No.	237596101

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Managing Member

SILVER LAKE GROUP, L.L.C.
By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Managing Member

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

CUSIP No.	237596101

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director

CUSIP No.	237596101

* /s/ Scott A. Arenare
Name:	Charles R. Kaye
Title:	Scott A. Arenare,
Attorney-in-Fact

** /s/ Scott A. Arenare
Name:	Joseph P. Landy
Title:	Scott A. Arenare,
Attorney-in-Fact

*	The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

**	The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

CUSIP No.	237596101
SCHEDULE I
Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.
General Partners of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

CUSIP No.	237596101

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

*	New York limited partnership; primary activity is ownership interest in WP

**	Delaware limited partnership; primary activity is ownership interest in WP

CUSIP No.	237596101
Members of WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (5)	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC

CUSIP No.	237596101

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (3)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong

(2)	Citizen of Canada

(3)	Citizen of United Kingdom

(4)	Citizen of Hungary

(5)	Citizen of India

(6)	Citizen of Italy
As of May 1, 2010